Exhibit 99.2

Mailing Address:	Location:
PO Box 9431 Stn Prov Govt	2nd Floor - 940 Blanshard Street
Victoria BC V8W 9V3	Victoria BC
www.corporateonline.gov.bc.ca	1 877 526-1526

Notice of Articles BUSINESS CORPORATIONS ACT	CERTIFIED COPY Of a Document filed with the Province of British Columbia Registrar of Companies CAROL PREST

This Notice of Articles was issued by the Registrar on: February 3, 2021 07:02 AM Pacific Time

    Incorporation Number:             BC0921753

Recognition Date and Time:     October 1, 2011 12:01 AM Pacific Time as a result of an Amalgamation

NOTICE OF ARTICLES

Name of Company:

ROGERS COMMUNICATIONS INC.

REGISTERED OFFICE INFORMATION
Mailing Address:	Delivery Address:
2900 - 550 BURRARD STREET	2900 - 550 BURRARD STREET
VANCOUVER BC V6C 0A3	VANCOUVER BC V6C 0A3
CANADA	CANADA

RECORDS OFFICE INFORMATION
Mailing Address:	Delivery Address:
2900 - 550 BURRARD STREET	2900 - 550 BURRARD STREET
VANCOUVER BC V6C 0A3	VANCOUVER BC V6C 0A3
CANADA	CANADA

Page: 1 of 5

DIRECTOR INFORMATION
Last Name, First Name, Middle Name:
Rogers, Martha L.
Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
PETERSON HON., DAVID ROBERT
Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
ROGERS-HIXON, MELINDA M.
Mailing Address:	Delivery Address:
333 BLOOR STREET EAST	333 BLOOR STREET EAST
10TH FLOOR	10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
ROGERS, EDWARD S.
Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
Brooks, Bonnie R.
Mailing Address:	Delivery Address:
333 BLOOR STREET EAST	333 BLOOR STREET EAST
10TH FLOOR	10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
ROGERS, LORETTA ANNE
Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Page: 2 of 5

Last Name, First Name, Middle Name:
Marcoux, Isabelle
Mailing Address:	Delivery Address:
333 BLOOR STREET EAST	333 BLOOR STREET EAST
10TH FLOOR	10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
HORN, ALAN D.
Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
LIND, PHILIP BRIDGMAN
Mailing Address:	Delivery Address:
333 BLOOR STREET EAST	333 BLOOR STREET EAST
10TH FLOOR	10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
MacDonald, John A.
Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
Dépatie, Robert
Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
Jacob, Ellis
Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
Natale, Joseph
Mailing Address:	Delivery Address:
333 BLOOR STREET EAST	333 BLOOR STREET EAST
10TH FLOOR	10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

Last Name, First Name, Middle Name:
Gemmell, Robert Joseph
Mailing Address:	Delivery Address:
333 BLOOR STREET EAST, 10TH FLOOR	333 BLOOR STREET EAST, 10TH FLOOR
TORONTO ON M4W 1G9	TORONTO ON M4W 1G9
CANADA	CANADA

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

May 27, 2004

May 27, 2004

September 28, 2007

September 29, 2009

April 24, 2012

AUTHORIZED SHARE STRUCTURE

1. 112,474,388	Class A Voting Shares	Without Par Value With Special Rights or Restrictions attached

2. 1,400,000,000	Class B Non-Voting Shares	Without Par Value With Special Rights or Restrictions attached

3. 400,000,000	Preferred Shares	Without Par Value With Special Rights or Restrictions attached

1. 150,000	Series XXVII Preferred Shares	Special Rights or Restrictions are attached

Page: 4 of 5

2. 1,000,000	Series XXX Preferred Shares	Special Rights or Restrictions are attached

3. 300,000	Series XXXI Preferred Shares	Special Rights or Restrictions are attached

4. 1,000,000	Series XXXIV Preferred Shares	Special Rights or Restrictions are attached

5. 10,000,000	Series XXXV Preferred Shares	Special Rights or Restrictions are attached

6. 1,000,000	Series XXXVI Preferred Shares	Special Rights or Restrictions are attached

Page: 5 of 5